

Jody Russell
Compliance Officer
Registration

Wells Fargo Bank, N.A.
401 S Tryon St.
6th Floor
Charlotte, NC 28262

Tel: 704-374-2714

October 27, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Wells Fargo Bank, N.A.
SBSE-A Security-Based Swap Dealer Application

Because of system limitations in the EDGAR version of Form SBSE-A, Wells Fargo Bank, N.A. ("WFBNA") is submitting the attached document in PDF. This document supplements WFBNA's electronic version of Form SBSE-A, relates to Item 13B, and contains WFBNA's responses to Section II of Schedule B (Record Maintenance Records/Business Arrangements/Control Persons/Financings).

Wells Fargo Bank, N.A.

UIC: KB1H1DSPRFMYMCUFXT09
CIK: 0000740906
NFA ID: 399337

Schedule B of FORM SBSE-A Page 1	Applicant Name: _____ Date:_____ Applicant NFA No.: _399337____	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	Other Business

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name J.P. Morgan Securities LLC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) 0000815	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 383 Madison Ave, 11th Floor, New York, N.Y. 10179		Effective Date MM DD YYYY 06/12 2002	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	Successions

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	Principals Effecting or Involved in Effecting SBS Business

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: _Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: _399337___	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Wells Fargo Securities, LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) SEC# 8-65876, CRD# 126292, NFA #336875,	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 550 S. Tryon Street, 10th Floor Charlotte, NC 28202	Effective Date MM DD YYYY 12 /21/ 2016	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: _399337___	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name SG Americas Securities, LLC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA-0344862	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) 245 Park Ave New York, NY 10167		Effective Date MM DD YYYY 04 /20/ 2017	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: _399337___	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name BGC Brokers US, LP,		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* One Seaport Plaza, 19th Floor New York, NY 10038		Effective Date MM DD YYYY 12 13 /2016	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Wells Fargo Bank, National Association Date:__________ *Applicant* NFA No.: 399337__________	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
BGC Financial, L.P	CRD# 19801, SEC# 8-39012	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY	Termination Date MM DD YYYY
One Seaport Plaza, 19th Floor New York, NY 10038	12 13 /2016	/ /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name BGC Capital Markets, L.P.		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* One Seaport Plaza, 19th Floor New York, NY 10038		Effective Date MM DD YYYY 12 13 /2016	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name tpSEF Inc.		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436576	
Business Address (Street, City, State/Country, Zip + 4 Postal Code)	Harborside Financial Center 1100 Plaza Five, Floor 11 Jersey City, NJ 07311-4996	Effective Date MM DD YYYY 01 01 /2016	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Wells Fargo Bank, National Association Date:__________ *Applicant* NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name ICE Clear Credit LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - T33OE4AS4QXXS2TT7X50	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 353 N Clark St, Chicago, IL 60654	Effective Date MM DD YYYY 05 17 /2016	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. Clearing Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank, National Association Date:_____ Applicant NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **BLOOMBERG SEF LLC**		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0435118	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 731 Lexington Avenue, New York, NY 10022		Effective Date MM DD YYYY 09 26 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **TW SEF LLC**		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436570	
Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1177 Avenue of the Americas, New York, NY 10036-2714	Effective Date MM DD YYYY 09 27 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **GFI Swaps Exchange LLC**		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436570	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*	55 Water Street, New York, NY 10041	Effective Date MM DD YYYY 10 31 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name TRADITION SEF, INC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - 549300MBO45EHETL4438	
Business Address (Street, City, State/Country, Zip + 4 Postal Code)	255 Greenwich Street, 4th Floor, New York, New York 10007	Effective Date MM DD YYYY 10 01 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **DW SEF LLC**	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID 0465310	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) 1177 Avenue of the Americas, New York, NY 10036-2714	Effective Date MM DD YYYY 05 28 /2014	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **BGC Derivatives Markets, L.P.**		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436571	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 499 Park Avenue, New York, NY 10022		Effective Date MM DD YYYY 10 29 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Continuous Linked Settlements (CLS)		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 32 Old Slip, NY, NY 10005		Effective Date MM DD YYYY 06 20 /2016	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Settlement Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Fedwire Funds Service	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) Customer Contact Center, Federal Reserve Bank of Kansas City, P.O. Box 219416, Kansas City, MO 64121-9416	Effective Date MM DD YYYY 10 22 /2008	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Settlement Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____	Applicant NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name The Bank of New York Mellon	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - WFLLPEPC7FZXENRZV188	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 240 Greenwich Street New York, NY 10286	Effective Date MM DD YYYY 11 04 /2010	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Custodian Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Wells Fargo Bank National Association Date:_____ *Applicant* NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **ICAP Global Derivatives Limited**		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0471975	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 135 Bishopsgate, London, England, EC2M 3TP		Effective Date MM DD YYYY 09 27 /2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Euroclear Bank SA/NV		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (Street, City, State/Country, Zip + 4 Postal Code)	1 BLVD DU ROI ALBERT II BRUSSELS, BE-BRU 1210 Belgium	Effective Date MM DD YYYY 11 06 /2018	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Custodial Arrangement Service Agreement ("CSA")

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Clearstream Banking S.A.		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)	42 Avenue J.F. KENNEDY L-1855 , LU LUXEMBOURG , Luxembourg	Effective Date MM DD YYYY 05 25 /2018	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Collateral Management Service Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

<table>
<tr><td rowspan="2">Schedule B of FORM SBSE-A
Page 1</td><td>Applicant Name: Wells Fargo Bank National Association</td><td rowspan="2">Official Use</td><td rowspan="2">Official Use Only</td></tr>
<tr><td>Date:_____   Applicant NFA No.: 399337</td></tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name **Tradition Securities & Derivatives Inc.**	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 28269, SEC# 8-43559, NFA# 0458147	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 32 Old Slip, 28th Fl New York, NY 10005	Effective Date MM DD YYYY 10 20 /2021	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] <u>effects</u> [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Wells Fargo Bank National Association Date:__________ *Applicant* NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name: THE DEPOSITORY TRUST COMPANY	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - 549300HBJLRO8YFMI370	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*: 55 Water Street New York, New York 1004 1-0099	Effective Date MM DD YYYY 03 01 /2010	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. Custodial Arrangement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Wells Fargo Bank National Association Date:__________ *Applicant* NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Bay Crest Partners, LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 39944, SEC# 8-48931, NFA# 0393908	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 40 Wall Street, 42nd St., NY, NY 10005	Effective Date MM DD YYYY 10 /19 /2021	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A
Page 1

Applicant Name: Wells Fargo Bank National Association

Date:__________ *Applicant* NFA No.: 399337

Official Use | Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name FGC Securities, LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#158399, SEC# 8-68897, NFA# 0457344	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 11 Broadway - Ste 615, NY, NY 10004	Effective Date MM DD YYYY 10 /19 /2021	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Tullett Prebon Financial Services LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 28196, SEC#: 8-43487, NFA# 0333185	
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) 200 Vesey Street, 5th Floor, NY, NY 10281-1008	Effective Date MM DD YYYY 10 /21 /2020	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		

This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):		

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name ICAP Corporates LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 2762, SEC#: 8-12726		
Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) 200 Vesey Street (AMEX Tower) 6th Floor New York, New York 10281	Effective Date MM DD YYYY 10 /21 /2021	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)		

Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*)	Effective Date
	MM DD YYYY
	  / /
		Termination Date
		MM DD YYYY
		  / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor	
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)	

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Wells Fargo Bank National Association Date:_____ Applicant NFA No.: 399337	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Wallachbeth Capital, LLC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 147853, SEC#: 8-67936	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 7999 North Federal Highway Suite 100 Boca Raton, FL 33487		Effective Date MM DD YYYY 10/ 21/2021	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: